Filed by: EVOTEC AG

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Renovis, Inc.

Exchange Act File No. 000-50564

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Evotec Extends Ongoing Collaboration With CHDI Worth

up to US$ 37 Million

Three-year extension for integrated drug discovery support in the search of novel drug candidates for the treatment of Huntington Disease

Hamburg, Germany | Oxford, UK | Los Angeles, CA, USA—Evotec AG (Frankfurt Stock Exchange: EVT) today announced that CHDI Foundation, Inc., a not-for-profit organization pursuing a biotech approach to finding therapies for Huntington Disease (HD), has extended its collaboration with Evotec to the end of 2010 to help them advance their Huntington’s Disease drug discovery programs. This contract extension is worth up to US$ 37 million in research payments for Evotec.

The collaboration covers Evotec’s entire drug discovery offering, including its expertise in medicinal chemistry, biology and compound sourcing. Specifically, this includes biochemical and cellular assay development and high content screening on interesting cell lines with the aim of identifying novel starting points for medicinal chemistry programs. In addition, Evotec supplies key support in the area of medicinal chemistry and supporting biology optimization on multiple biological targets that are of high importance for the treatment of HD. Using skills in computational chemistry, structural biology and protein crystallography, Evotec characterizes active compounds further and optimizes their potency and selectivity to generate lead molecules for subsequent progression into clinical trials.

Evotec and CHDI have worked together since March 2006. During this time, the collaborative relationship has grown significantly. In addition to the contract extension announced today, the companies also have an agreement whereby Evotec provides ultra-high-throughput screening (uHTS) support.

“This is an important collaboration for CHDI. As collaborative enablers, CHDI depends on a network of academic and industrial partners to conduct its research efforts. Based on 18 months of working together successfully with Evotec, we have decided to extend the term of our agreement. We remain impressed by Evotec’s breadth of drug discovery expertise coupled with their knowledge of CNS diseases that ideally complement our efforts in the search for novel treatments that may slow or prevent Huntington’s Disease,” commented Dr Robert Pacifici, Chief Scientific Adviser to CHDI.

“We are extremely proud that CHDI, an organization dedicated solely to Huntington’s Disease research, has chosen us as their partner in one of the largest collaborations a not-for-profit organization has signed with a biotechnology company,” said Dr Mark Ashton, Executive Vice President Business Development Services at Evotec. “This collaboration is an excellent example for how our integrated drug discovery and CNS expertise adds value to companies with no or little internal discovery infrastructure. Working together, Evotec and CHDI have the tools in place to rapidly discover novel drugs against Huntington’s Disease targets.”

Notes to the editor

About Huntington’s Disease (HD)

HD is a familial disease, passed from parent to child through a mutation in a gene. Each child of an HD parent has a 50-50 chance of inheriting the HD gene which causes programmed degeneration of brain cells and results in emotional disturbance, loss of intellectual faculties and uncontrolled movements. Most people with HD develop the symptoms at midlife but in some people onset occurs in infancy or old age. The average survival time after onset is approximately fifteen to twenty years. It is estimated that about one in every 10,000 persons has the HD gene. At this time, there is no way to stop or reverse the course of HD.

About Evotec AG

Evotec is a leader in the discovery and development of novel small molecule drugs. Both through its own discovery programs and through research collaborations, the Company is generating the highest quality research results to its partners in the pharmaceutical and biotechnology industries.

In proprietary projects, Evotec specializes in finding new treatments for diseases of the Central Nervous System. Evotec has three programs in clinical development: EVT 201, a partial positive allosteric modulator (pPAM) of the GABAA receptor complex for the treatment of insomnia, EVT 101, a subtype selective NMDA receptor antagonist for the treatment of Alzheimer’s disease and/or pain, and EVT 302, a MAO-B inhibitor in development for smoking cessation.

On September 19, 2007, Evotec announced that it has entered into a definitive agreement under which Evotec will acquire Renovis, a biopharmaceutical company focused on the discovery and development of drugs for major medical needs in the areas of pain and inflammatory diseases. www.evotec.com

About CHDI Foundation, Inc.

CHDI Foundation Inc. is a non-profit organization with the mission of bringing together academia, industry, governmental agencies and other funding organizations in the search for HD treatments.

CHDI, Inc. is pursuing a biotech approach to rapidly discover and develop drugs that delay or slow the progression of HD. Through collaborations with industrial and academic partners, CHDI participates in all aspects of drug discovery and development from high throughput screening to preclinical development. For more information about CHDI and its collaborative programs please see www.chdi-inc.org or contact Robert Pacifici (robert.pacifici@chdi-inc.org).

Forward looking statements

Information set forth in this report contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of Evotec’s products and services, the amount and timing of payments that Evotec may receive under its collaboration agreement with CHDI, the anticipated timing and results of Evotec’s clinical and pre-clinical programs, and other statements that are not historical facts. Evotec cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information as a result of risks and uncertainties. These include risks and uncertainties relating to: Evotec’s ability to complete the merger because conditions to the closing of the merger may not be satisfied; the failure to successfully integrate the businesses of Evotec and Renovis; unexpected costs or liabilities resulting from the merger; the risk that synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; development, use and protection of intellectual property; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations.

The risks included above are not exhaustive. The Registration Statement on Form F-4 filed by Evotec with the Securities and Exchange Commission contains additional factors that could impact the combined company’s businesses and financial performance. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional information

Evotec has filed a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the proposed merger. Evotec and Renovis expect to mail a joint proxy statement/prospectus, which forms part of the Registration Statement on Form F-4, to shareholders of

Renovis in connection with the proposed merger. This document will contain important information about the merger and should be read before any decision is made with respect to the merger. Investors and stockholders will be able to obtain free copies of this document and any other documents filed or furnished by Evotec or Renovis through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Evotec, by directing a request to Evotec’s Investor Relations department at Schnackenburgallee 114, 22525 Hamburg, Germany, or from Renovis, by directing a request to Renovis’ Investor Relations department at Two Corporate Drive, South San Francisco, California 94080. In addition to the documents referenced above, Renovis files or furnishes annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by Renovis at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Renovis’s SEC filings are also available to the public at the SEC’s web site at www.sec.gov, or at their web site at www.renovis.com.

For further information, please contact:

Jörn Aldag, joern.aldag@evotec.com

President & Chief Executive Officer

+49.(0)40.560 81-242        +49.(0)40.560 81-333 Fax

Anne Hennecke, anne.hennecke@evotec.com

SVP, Investor Relations & Corporate Communications

+49.(0)40.560 81-286        +49.(0)40.560 81-333 Fax

Corporate Headquarters:

Evotec AG, Schnackenburgallee 114, 22525 Hamburg, Germany

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